FOIA CONFIDENTIAL TREATMENT REQUESTED BY UBIQUITI NETWORKS, INC. PURSUANT TO 17 C.F.R. § 200.83

November 9, 2015

VIA EDGAR

Mr. Robert S. Littlepage

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Dear Mr. Littlepage:

This letter is submitted on behalf of Ubiquiti Networks, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter from Carlos Pacho dated October 6, 2015 to Robert J. Pera, Chief Executive Officer of the Company.

Confidential Treatment Request

Because of the sensitive nature of the information contained in the materials provided to the Staff in connection with Comment No. 2 below, this submission is accompanied by a request for confidential treatment of such information. The Company is requesting confidential treatment for the supplemental materials in connection with the Freedom of Information Act (the “FOIA”) and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.

All notices and orders regarding the confidential treatment request should be sent to:

Ubiquiti Networks, Inc.

2580 Orchard Parkway

San Jose, CA 95131

Attention: EVP of Legal Affairs

The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter.  For your convenience, your comments have been reproduced in bold below, together with the responses.  Capitalized terms used and not defined herein shall have the meanings given to such terms in the Company’s filings.

Form 10-K for the Fiscal Year Ended June 30, 2015

Management’s Discussion and Analysis of Financial Condition  and Results of Operations, page 33

Results of Operations, page 38

1.

We note there were various references in your fourth quarter earnings call on August 6, 2015 to specific products found in your product categories, describing increases in revenue for some of these products and decreases in revenue for others. Please consider disclosures that improve transparency for investors about the specific products and services that had the most significant impact on your results for the periods presented.

·

For example, you should separately discuss and quantify, as applicable, the volume and price changes for your service provider (broadband) products such as airMAX, EdgeMAX and airFiber platforms, as well as embedded radio products and other 802.11 standard products; and your enterprise technology products such as UniFi and mFi platforms, including UAP products, Unifi Video products, Unifi VOIP phones and Unifi switches.

·

Please also provide a detailed discussion of cost of goods sold in order to help explain the change in gross profit. For example, you should quantify and explain what and why changes in product mix increased your cost of goods sold.

·

Provide insight into the underlying business drivers or conditions that contributed to these changes. For example, you should describe material conditions in your Asian, European, South American and U.S. markets and how they effected changes in revenues and cost of goods sold.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Response:

As the Staff notes, we discuss in our earnings calls specific products that may have performed better than others for a given period.  On such calls, our CEO typically discusses the overall changes to our two main product categories—Service Provider Technology and Enterprise Technology—and may, on occasion, discuss specific increases or decreases in revenue attributable to specific products within those categories.  Our financial statements and management prepared remarks describe the actual operating results in terms of overall revenues for these product categories and not for individual products.  We thus believe that any specifics discussed in the CEO’s remarks is supplemental in nature, providing additional color as to the demand or “business momentum” for our products.

Additionally, the Company respectfully advises the Staff that when preparing the discussion and analysis of results of operations in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) it analyzes its results of operations based on the instructions and guidance in Item 303(a)(3) of Regulation S-K and specifically, clause (ii) of such Item, which states that “To the extent that the financial statements disclose material increases in net sales or revenues, provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increase in the volume or amount of goods or services being sold or to the introduction of new products or services.”  Furthermore, in considering the materiality to investors of separate discussion of the specific products within each product category, we evaluate this information not only in terms of whether it is material to an understanding of the current period operating results, but also as to whether the financial statements disclose material increases in net sales or revenues, as contemplated by Item 303(a)(3)(iii) of Regulation S-K.  Gross profit as a percentage of revenue remained flat at 44% in both fiscal 2015 and fiscal 2014, while gross profit increased 3.44% between 2014 and 2015.  We do not view this year over year increase in gross profit as material and therefore do not believe that quantification of volume and price changes for our service provider (broadband) products such as airMAX, EdgeMAX and airFiber platforms, embedded radio products and other 802.11 standard products and our enterprise technology products such as UniFi and mFi platforms, including UAP products, Unifi Video products, Unifi VOIP phones and Unifi switches would provide material information to readers of these periodic reports beyond the information already provided to assist them in projecting our future operating results.

Furthermore, with regard to the impact on revenue from changes in prices or changes in volume, we respectfully advise the Staff that there are many interrelated factors that contribute to changes in our total product sales between periods, and these factors are typically interdependent such that quantification of individual factors would not be meaningful. For example, aggregate pricing is affected by factors such as the launch of new products and new and improved versions of existing products. The prices of our products do not change materially, if at all, from period to period.  Furthermore, due to the varying mix of products and the various selling prices of those products, we do not view per unit selling price as an important predictor of changes in revenues.  Similarly, the changes in prices cannot readily be isolated to individual units because our products often incorporate new features from year to year, and a substantial portion of revenue comes from the introduction of new products and/or further adoption of our existing product lines as was especially the case with respect to our UniFi technology platform within our Enterprise Technology product category. The Company does not believe further quantification of the impact of volume and price changes would be meaningful.

With respect to the second and third bullet points of this Comment 1, the Company notes that it does not report Cost of Goods Sold, but rather reports Cost of Revenues, which we believe to be a more accurate reflection of the costs of selling our products. Additionally, as described in Note 2 to our consolidated financial statements, the Company does not organize or report its costs on a segment basis.  The Company further notes in particular Instruction 4 to Item 303(a), which states “Where the consolidated financial statements reveal material changes from year to year in one or more line items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant’s businesses as a whole; Provided, however, That if the causes for a change in one line item also relate to other line items, no repetition is required and a line-by-line analysis of the financial statements as a whole is not required or generally appropriate. Registrants need not recite the amounts of changes from year to year which are readily computable from the financial statements”.

In summary, the Company’s MD&A analysis determined the revenues financial statement line item was the most important information for investors to understand its operating performance and, accordingly, the Company provided in its MD&A revenue by product category and geography.  Furthermore, the Company noted the geographical distribution of our product revenues based on our customers’ ship-to destinations, and how the revenue changes in particular regions were driven by increased or decreased demand for certain product categories.  For example, we noted that the decrease in demand in South America was due to decreased demand for our Service Provider Technologies.  The Company then evaluated whether there had been material changes in the cost of revenue and gross profit financial statement line items and whether those changes diverged from the change in revenues. The changes in cost of revenue and gross profit were consistent with the change in revenue. Similarly, given the balance involved, the Company did not consider details about how specific factors in various geographical regions may have affected cost of revenues and gross profit as material components to understanding the overall financial results of the Company. As previously discussed, the Company noted changes in revenue by product category and region, which the Company believes is the most relevant in helping readers of our financial statements understand our results of operations.

For the foregoing reasons, we respectfully submit that we do not believe that a detailed discussion of cost of revenues and gross profit would provide material information to readers of these periodic reports beyond the information already provided to assist them in projecting our future operating results.

Note 14 – Business Email Compromise Fraud Loss, page 80

2.

Please explain to us, in detail, the facts and circumstances concerning the fraudulent transfer of funds aggregating $46.7 million and why it is not necessary for you to correct previously filed financial statements. In this regard, identify the period over which the transfers occurred and quantify the amounts transferred by quarter. Also, explain to us the status of your investigation into this matter.

Response:

We will respond to this Comment #2 in three parts, consisting of (i) the facts and circumstances concerning the fraudulent transfer of funds aggregating $46.7 million, including an identification of the period over which the transfers occurred, (ii) an explanation of why it is not necessary to correct previously filed financial statements, and (iii) the status of our investigation into this matter.

Facts and circumstances concerning the fraudulent transfer of funds aggregating $46.7 million, including an identification of the period over which the transfers occurred

On June 5, 2015, Mr. Robert Pera, the CEO of the Company and a director of Ubiquiti Networks International Limited, an indirect wholly-owned Hong Kong-incorporated subsidiary of the Company (“Ubiquiti Hong Kong”), received a message by e-mail from Scott Hellman, an officer of the San Francisco office of the Federal Bureau of Investigation, advising that a large amount of money may have been fraudulently taken from a bank account of Ubiquiti Hong Kong.   Mr. Robert Pera launched an internal investigation, from which it was discovered that Rohit Chakravarthy, the then Principal Financial Officer and Controller of the Company, having the authority to transfer funds from the accounts of the Company and Ubiquiti Hong Kong, had authorized fourteen (14) wire transfers from Ubiquiti Hong Kong’s account at HSBC Hong Kong, totaling USD $46,703,232, to the accounts of several entities in several jurisdictions (including Russia, Hong Kong, the People’s Republic of China, Hungary and Poland), pursuant to instructions given by fraudsters who purported to be Robert Pera and Tom Evans of the London office of Latham & Watkins, an international law firm.

Chronology of Events

On May 19, 2015, [***INFORMATION REDACTED***] received an e-mail message ostensibly from [***INFORMATION REDACTED***], sent from what appeared to be the corporate e-mail address, [***INFORMATION REDACTED***], which [***INFORMATION REDACTED***] uses for his business correspondence.

The email of May 19, 2015 advised that the Company was conducting a transaction (an acquisition), and instructed [***INFORMATION REDACTED***] to make several payments under the transaction.  The letter advised that a certain Tom Evans would give [***INFORMATION REDACTED***] instructions and details for making such payments, that [***INFORMATION REDACTED***] was to obey his instructions, and that the transaction was confidential.  Later that day, May 19, 2015, [***INFORMATION REDACTED***] received another e-mail message ostensibly from [***INFORMATION REDACTED***], instructing him to make the first payment on the same day, May 19, 2015.

In reality, [***INFORMATION REDACTED***] had never written or sent [***INFORMATION REDACTED***] any e-mails on May 19, 2015, and Ubiquiti was neither transacting nor preparing to transact any business at the time.

Wire transfers from Ubiquiti Hong Kong’s account at [***INFORMATION REDACTED***] in Hong Kong is Ubiquiti’s normal business practice; therefore [***INFORMATION REDACTED***] took the e-mail message as his senior officer’s binding instruction.  [***INFORMATION REDACTED***] learned that the emails had not been sent by [***INFORMATION REDACTED***] but fraudsters impersonating [***INFORMATION REDACTED***], only in the course of the internal investigation launched at the US FBI’s notice to the Company.

Rohit Chakravarthy received subsequently several emails in the name of Tom Evans (sent in fact by a fraudster impersonating Latham & Watkins’ attorney Tom Evans), including details for the first payment.  The emails, ostensibly sent by Tom Evans, bore Tom Evans’ signature and Latham & Watkins’ details, but it was sent not from a Latham & Watkins e-mail address, but from an e-mail account, @consultant.com.

[***INFORMATION REDACTED***] received subsequently by email several instructions containing banking details for further payments, ostensibly sent by Tom Evans, and authorized the payments.

In reality, neither the Company nor Ubiquiti Hong Kong has ever had any business whatsoever with the firms to whose accounts the money was wired, nor do they even know such firms, which substantiates the fraudulent nature of the wires.

The following chart illustrates the relevant transactions, which were initiated and subsequently realized by [***INFORMATION REDACTED***] based on the fraudulent instructions:

[***INFORMATION REDACTED***]

An explanation of why it is not necessary to correct previously filed financial statements

As illustrated above, all of the fraudulent wire transfers occurred between May 20, 2015 and June 5, 2015.  The Company’s audit committee independently engaged counsel and conducted an extensive internal investigation into the facts and circumstances of the fraudulent wire transfers, including forensic examinations of key personnel’s computers, mobile phones, personal and corporate email accounts and social media accounts.  The investigation revealed no evidence of complicity or awareness of the fraudulent scheme by anyone working for the Company and did not identify any evidence of external penetration into our email accounts or IT systems.  One hundred percent of the fraudulent wire transfers occurred during the Company’s fiscal fourth quarter of 2015 (April 1 through June 30, 2015).  Our internal investigation did not reveal any improper or unaccounted for similar transactions at any other time. There is no need to correct any previously filed financial statements because they did not contain any errors or misstatements related to this matter.

The status of our investigation into this matter

As discussed above, the Company’s audit committee independently engaged counsel and conducted an investigation into the facts and circumstances of the fraudulent wire transfers.  The investigation revealed no evidence of any complicity or knowledge by any employee of the Company in the fraudulent wire transfers or any unauthorized access by any third parties into the Company’s IT systems.  The Company continues to work with law enforcement agencies in a variety of jurisdictions as it pursues recovery of its funds.

* * * *

In connection with these responses, we acknowledge the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at hartley@ubnt.com with any questions or comments regarding this letter.

Respectfully submitted,

/s/ Hartley Nisenbaum

Hartley Nisenbaum

Interim Chief Financial Officer

Executive Vice President of Operations & Legal Affairs